June 7, 2005


Mail Stop 4561

      VIA U.S. MAIL AND FAX (404) 522-1447

Otto Fletcher
Chief Executive Officer
Silver Screen Studios, Inc.
c/o Rosenfeld, Goldman &  Ware, Inc.
101 Marietta St.
Suite 1070
Atlanta, GA 30303

Re:	Silver Screen Studios, Inc.
	Form 10-KSB for the year ended December 31, 2004
      Filed March 14, 2005
      File No. 333-108534

Dear Mr. Fletcher:

      We have reviewed the above referenced filing and your
responses
dated June 2, 2005 and have the following comments.    Where
indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Year Ended December 31, 2004

Financial Statements

General

1. Please file your amended Form 10-K as soon as practicable or tell us when you plan to file.

Statement of Cash Flows, page F-7

2. We note your response that the contribution was for the fiscal year ended December 31, 2003. However, it appears that cash was not involved in the contribution of the furniture and equipment. Therefore, please explain how you determined that the contribution was a component cash flow from financing and investing and not a
component of non-cash investing and financing activities.   Please
revise your statement of cash flows to present this transaction as non-cash investing and financing activities. Please refer to FAS 95.

Note 2. Operating Facilities, page F-11

3. We have reviewed your response to comment 4 and reissue the comment. Please explain what consideration you have given to SAB
Topic 5.T. in accounting for your use of this office space.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact James Webster, Staff Accountant, at (202)
551-
3446 or me, at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief


Mr. Otto Fletcher
Silver Screen Studios, Inc.
June 7, 2005
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